March 16, 2005


via facsimile and U.S. mail

Mr. John B. Nano
President and Chief Executive Officer
Competitive Technologies, Inc.
1960 Bronson Road
Fairfield, Connecticut  06824
      Re:	Competitive Technologies, Inc.
		Post-Effective Amendment to Form S-1 on Form S-3
		Filed February 15, 2005
		File No. 333-113751

		Form 10-K for the year ended July 31, 2004
		Filed October 29, 2004
      File No. 1-08696

Dear Mr. Nano:

      We have limited our review of the above-referenced filing to your eligibility to use Form S-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment to Form S-1 on Form S-3

Fusion Capital Transaction, page 12

1. We note that your agreement with Fusion Capital Fund II, LLC spans at least twenty months from the February 25, 2004 date of engagement.
As the transaction has not yet been completed, it appears that the selling shareholder has purchased the shares with an intent to distribute, which requires that the registrant be eligible to do a primary offering on Form S-3. As you are not eligible to use Form S-
3 for a primary offering, you do not appear to be in a position to convert your Form S-1 registration statement to Form S-3 at this time. Supplementally, provide us with a detailed analysis as to why you believe you are eligible to convert post-effectively to Form S-3.

Form 10-K for the year ended July 31, 2004

Retained Royalties From Other Sources, page 8

2. Supplementally, tell us whether the "new relationships with Asian companies, especially Korean companies" to which you refer in the first paragraph include companies located in North Korea, South Korea, or both. We may have further comment upon reviewing your response.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Melinda Kramer at (202) 942-1938 or, in her absence, the undersigned, at (202) 942-1870, with any other questions. Address all correspondence to mail-stop 04-05.

      						Sincerely,



							H. Roger Schwall
							Assistant Director



cc:	Melinda Kramer

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Competitive Technologies, Inc.
March 16, 2005
page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE